Exhibit 99.65

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQX ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES DRILLING PROGRAM UPDATE

Thousand Oaks, CALIFORNIA, August 24, 2022 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQX: KGEIF) is pleased to provide an update on its operations located in the Company’s Tishomingo field in Oklahoma.

OPERATIONS

The Company has completed the location work for the Glenn 16-3H and Brock 9-3H wells, which are the third and fourth wells in the Company’s 2022 drilling program. The location for the 5th well, the Emery 17-2H, should be completed by the end of the month. The drilling rig loads finished arriving on location last week and a third-party crane is expected on site tomorrow to begin rigging up the drilling rig.

The rig is expected to spud the Glenn 16-3H by September 1st. All three wells are planned to be drilled back to back and the completion operations for the Glenn 16-3H and Brock 9-3H wells have been tentatively scheduled for the first week of October.

Wolf Regener, President, and CEO commented, “I am excited that we will be continuing our 2022 drilling program shortly. The Barnes 7-3H and Barnes 8-4H wells both continue to exceed our management type curve. We are currently on target to meet or exceed our previously announced financial guidance. This guidance has the Company exiting the year with production rates that are about three times higher than the beginning of the year, with 2022 adjusted funds flow that is about four times higher than what we achieved in 2021, and a total debt to EBITDA ratio at year-end of less than 1.0.”

The Company’s investor presentation has been updated and can be found on Company’s website.

NON-GAAP MEASURES

Adjusted funds flow is not a measure recognized under Canadian generally accepted accounting principles (“GAAP”) and does not have any standardized meaning prescribed by IFRS. Management of the Company believes that adjusted funds flow is relevant for evaluating returns on the Company’s project as well as the performance of the enterprise as a whole. Adjusted funds flow may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures as reported by such organizations. Adjusted funds flow should not be construed as an alternative to net income, cash flows related to operating activities, working capital or other financial measures determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how adjusted funds flow provides useful information to an investor and the purposes for which the Company’s management uses adjusted funds flow is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedar.com and is incorporated by reference into this news release.

Adjusted funds flow is calculated as cash from operating activities excluding changes in non-cash operating working capital and interest expense. The Company considers this a key measure as it demonstrates its ability to generate funds from operations necessary for future growth excluding the impact from short-term fluctuations in the collection of accounts receivable and the payment of accounts payable and financing costs.

The following is the reconciliation of adjusted funds flow to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Six months ended June 30,
	2022	2021
Cash flow from continuing operations	9,557	3,013
Change in non-cash working capital	1,494	(443)
Interest expense(a)	385	404
Adjusted funds flow	11,436	2,974

(a)	Interest expense on long-term debt excluding the amortization of debt issuance costs

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure: The references to barrels of oil equivalent (“Boes”) reflect natural gas, natural gas liquids and oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. The type curve utilized by the Company’s management is the average of the 7 Caney wells that are located in the Corridor (well names can be found on the Company’s Corporate presentation), with lateral lengths normalized to a 4,900 ft lateral length, the other assumptions are the same as in the Company’s December 31, 2021 independent reserves evaluation.

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2021 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2021, which the Company filed on SEDAR on March 8, 2022.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the expected timing and completion of the Company’s work and operations in the Company’s 2022 drill program the timing and expected funding sources of, and expected results from, planned wells development, and forecasted production rates, revenue, adjusted funds flow and net debt to EBITDA ratio.

Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including $90 a barrel oil price, $6 Henry Hub and NGL pricing of $36 bbl, cost inflation of over 20% for the three remaining wells planned for 2022, work and operations in the Company’s 2022 drill program being completed on schedule, future operating costs, forecast prices and costs, estimated production, capital and other expenditures, plans for expected results of drilling activity, that anticipated results and estimated costs will be consistent with management’s expectations, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole.

Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment or labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.